PILLSBURY WINTHROP SHAW PITTMAN LLP
P.O. BOX 7880
SAN FRANCISCO, CA 94120
Tel: (415) 983-1000
Fax: (415) 983-1200
September 27, 2005
VIA FACSIMILE AND ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn: Mr. Albert C. Lee, Staff Attorney

Re:	Genomic Health, Inc. Registration Statement on Form S-1 (File No. 333-126626)
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, and by letter filed on Edgar on September 26, 2005 (the “Acceleration Request”), Genomic Health, Inc. (the “Registrant”) requested that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1, relating to the registration of 5,769,230 shares of the Registrant’s Common Stock, to become effective at 4:00 p.m. (Eastern Daylight Time) on September 28, 2005, or as soon thereafter as possible.
On behalf of the Registrant and in connection with the Acceleration Request, the Registrant acknowledges each of the following:
     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     (c) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me at (415) 983-6117.
Yours very truly,
/s/ Justin D. Hovey
Justin D. Hovey

cc:	Randal W. Scott, Ph.D. G. Bradley Cole S.D. Wong G.A. Lombardi